                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 11-K


(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1998

                                            OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

           For the transition period from ________ to _______

Commission file numbers:  33-25419 and 33-64058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Airgas, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Airgas, Inc.
                   259 North Radnor-Chester Road, Suite 100
                             Radnor, PA 19087-5283

                             REQUIRED INFORMATION

     (1)  Financial Statements:

     The following financial statements, including Independent Auditors' Report thereon of Airgas, Inc. 401(k) Plan, are submitted herewith:

          Statements of Net Assets Available for
          Benefits as of December 31, 1998 and 1997

          Statements of Changes in Net Assets Available for
          Benefits for the years ended December 31, 1998 and 1997

          Notes to Financial Statements
          Item 27(a) - Schedule of Assets Held for Investment Purposes
          Item 27(d) - Schedule of Reportable Transactions

     The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2)  Exhibits:

     23.1 Consent of KPMG LLP

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        AIRGAS, INC. 401(k) PLAN
                             (Name of Plan)


                        BY:/s/ 401(k) Plan Committee
                           _____________________________


                        BY:/s/ Scott M. Melman
                           _____________________________
                           Scott M. Melman
                           Senior Vice President and
                           Chief Financial Officer

                        BY:/s/ Todd R. Craun
                           _____________________________
                           Todd R. Craun
                           General Counsel and Secretary


DATED:  June 18, 1999

                           AIRGAS, INC. 401(k) PLAN

                           Financial Statements and
                            Supplementary Schedules

                          December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                           AIRGAS, INC. 401(k) PLAN

                          December 31, 1998 and 1997

                                     INDEX
______________________________________________________________________________

                                                                          Page

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . .    6

Financial Statements:

   Statement of Net Assets Available for Benefits
     as of December 31, 1998 . . . . . . . . . . . . . . . . . . . . . .    7

   Statement of Net Assets Available for Benefits
     as of December 31, 1997 . . . . . . . . . . . . . . . . . . . . . .    9

   Statement of Changes in Net Assets Available for
     Benefits for the years ended December 31, 1998. . . . . . . . . . .   11

   Statement of Changes in Net Assets Available for
     Benefits for the years ended December 31, 1997. . . . . . . . . . .   14

   Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .   17

Schedule

 1  Item 27(a) - Schedule of Assets Held for Investment Purposes . . . .   26

 2  Item 27(d) - Schedule of Reportable Transactions . . . . . . . . . .   27

INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







KPMG LLP


Philadelphia, Pennsylvania
May 7, 1999

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1998
                                                                     Fund Information
                       ___________________________________________________________________________________________________

                                                                                                                Vanguard
                       Airgas                  Vanguard     Vanguard                             Vanguard     LifeStrategy
                       Common       Vanguard  International    U.S.     Vanguard    Vanguard    LifeStrategy     Moderate
                       Stock        Explorer     Growth       Growth    500 Index  Wellington      Growth         Growth
                       Fund          Fund         Fund         Fund       Fund        Fund          Fund           Fund
_______________________________________________________________________________________________________________________________
Assets:
 Investments         $20,933,219   1,248,175   1,473,454   31,307,598  8,693,400   16,088,469    2,282,700      1,901,235

 Receivables:
  Employee
   contributions         214,814      25,939      25,161      194,331    111,643      121,499       43,792         23,455

  Employer
   contributions          70,602       5,785       5,873       54,255     27,551       36,144       11,266          5,912
_______________________________________________________________________________________________________________________________
Total receivables        285,416      31,724      31,034      248,586    139,194      157,643       55,058         29,367
_______________________________________________________________________________________________________________________________
Employee loans                --          --          --           --         --           --           --             --
_______________________________________________________________________________________________________________________________

Net assets available
for benefits         $21,218,635   1,279,899   1,504,488   31,556,184  8,832,594   16,246,112    2,337,758      1,930,602
_______________________________________________________________________________________________________________________________

See accompanying notes to financial statements.                                                     (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information (Continued from previous page)
December 31, 1998
                                                             Fund Information
                     ____________________________________________________________________________
                       Vanguard
                     LifeStrategy      Vanguard          Vanguard
                     Conservative     LifeStrategy      Total Bond      Investment    Participant
                       Growth           Income         Market Index      Contract        Loan
                        Fund             Fund             Fund            Fund           Fund       Total
_______________________________________________________________________________________________________________
Assets:
 Investments          $ 765,504        596,726         1,548,271        21,720,307           --    108,559,058

 Receivables:
  Employee
   contributions          9,805          5,983            13,620           109,822           --        899,864

  Employer
   contributions          2,741          1,633             3,185            38,439           --        263,386
_______________________________________________________________________________________________________________
Total receivables        12,546          7,616            16,805           148,261           --      1,163,250
_______________________________________________________________________________________________________________
Employee loans               --             --                --                --    5,052,738      5,052,738
_______________________________________________________________________________________________________________

Net assets available
for benefits          $ 778,050        604,342         1,565,076        21,868,568    5,052,738    114,775,046
_______________________________________________________________________________________________________________

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997

                                                           Fund Information
                      _____________________________________________________________________________________________________

                                                                                                                Vanguard
                      Airgas                  Vanguard     Vanguard                               Vanguard     LifeStrategy
                      Common      Vanguard  International    U.S.     Vanguard     Vanguard     LifeStrategy     Moderate
                      Stock       Explorer     Growth       Growth    500 Index    Wellington      Growth         Growth
                      Fund         Fund        Fund          Fund       Fund         Fund          Fund           Fund
___________________________________________________________________________________________________________________________

Assets:
 Investments         $31,094,350   712,579    833,923    19,564,818   3,429,706    12,285,732     641,028        617,754

 Receivables:
  Employee
   contributions         328,786    18,837     18,029       181,007      55,313       122,093      22,906         10,446

  Employer
   contributions          82,762     3,997      3,467        43,855      12,108        31,007       5,518          2,513
_______________________________________________________________________________________________________________________________
Total receivables        411,548    22,834     21,496       224,862      67,421       153,100      28,424         12,959
_______________________________________________________________________________________________________________________________
Employee loans                --        --         --            --          --            --          --             --
_______________________________________________________________________________________________________________________________

Net assets available
for benefits         $31,505,898   735,413    855,419    19,789,680   3,497,127    12,438,832     669,452        630,713
_______________________________________________________________________________________________________________________________

See accompanying notes to financial statements.                                                         (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information (Continued from previous page)
December 31, 1997
                                                     Fund Information
                    _____________________________________________________________________
                      Vanguard
                    LifeStrategy    Vanguard      Vanguard
                    Conservative  LifeStrategy   Total Bond     Investment    Participant
                       Growth       Income      Market Index     Contract        Loan
                       Fund          Fund           Fund           Fund          Fund         Total
_______________________________________________________________________________________________________
Assets:
 Investments         $  509,496     205,599       346,319       19,590,497           --      89,831,801

 Receivables:
  Employee
   contributions          4,115       3,076         4,735          136,654           --         905,997

  Employer
   contributions          1,022         613         1,088           38,377           --         226,327
________________________________________________________________________________________________________________
Total receivables         5,137       3,689         5,823          175,031           --       1,132,324
________________________________________________________________________________________________________________
Employee loans               --          --            --               --    4,445,300       4,445,300
________________________________________________________________________________________________________________

Net assets available
for benefits         $  514,633     209,288       352,142       19,765,528    4,445,300      95,409,425
________________________________________________________________________________________________________________

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Year ended December 31, 1998
                                                               Fund Information
                                    ______________________________________________________________________________
                                      Airgas                     Vanguard     Vanguard
                                      Common        Vanguard   International    U.S.       Vanguard      Vanguard
                                      Stock         Explorer      Growth       Growth      500 Index    Wellington
                                      Fund           Fund          Fund         Fund         Fund          Fund
__________________________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments     $(11,569,119)    44,928      144,286     6,434,186    1,422,550      (184,810)
  Interest and dividends                   1,610     11,811       29,553     1,956,012      117,902     1,762,734
__________________________________________________________________________________________________________________
   Total investment income (loss)    (11,567,509)    56,739      173,839     8,390,198    1,540,452     1,577,924
__________________________________________________________________________________________________________________
Contributions:
 Employee                              3,310,048    396,997      425,813     2,857,403    1,767,183     1,900,573
 Employer                              2,070,071     96,295       95,847     1,193,763      455,702       843,591
__________________________________________________________________________________________________________________
   Total contributions                 5,380,119    493,292      521,660     4,051,166    2,222,885     2,744,164
__________________________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants        (2,259,771)   (52,416)    (110,781)   (1,823,074)    (290,880)     (894,136)
 Administrative fees                     (26,897)    (1,555)      (1,603)      (17,199)      (5,874)      (13,674)
__________________________________________________________________________________________________________________
   Total disbursements                (2,286,668)   (53,971)    (112,384)   (1,840,273)    (296,754)     (907,810)
__________________________________________________________________________________________________________________
Transfers from other benefit plans       441,538    157,827      245,312       864,220    1,056,626       724,398
__________________________________________________________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayments      (2,254,743)  (109,401)    (179,358)      301,193      812,258      (331,396)
__________________________________________________________________________________________________________________
Net change to plan                   (10,287,263)   544,486      649,069    11,766,504    5,335,467     3,807,280
Net assets available for benefits:
  Beginning of year                   31,505,898    735,413      855,419    19,789,680    3,497,127    12,438,832
__________________________________________________________________________________________________________________
  End of year                       $ 21,218,635  1,279,899    1,504,488    31,556,184    8,832,594    16,246,112
__________________________________________________________________________________________________________________

See accompanying notes to financial statements.                                              (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information (Continued from previous page)
Year ended December 31, 1998

                                                        Fund Information
                                    ______________________________________________________________________________
                                                    Vanguard     Vanguard     Vanguard
                                      Vanguard    LifeStrategy  LifeStrategy    Life       Vanguard
                                    LifeStrategy    Moderate    Conservative  Strategy    Total Bond    Investment
                                       Growth        Growth        Growth       Income    Market Index   Contract
                                       Fund           Fund          Fund         Fund        Fund          Fund
__________________________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments     $   210,352     141,263       57,705       24,835      11,706             29
  Interest and dividends                 77,209      76,935       37,008       32,733      55,138      1,167,091
__________________________________________________________________________________________________________________
   Total investment income (loss)       287,561     218,198       94,713       57,568      66,844      1,167,120
__________________________________________________________________________________________________________________
Contributions:
 Employee                               729,906     592,218      176,715      112,840     232,359      1,405,025
 Employer                               171,049      87,414       35,656       29,364      41,752      1,367,171
__________________________________________________________________________________________________________________
   Total contributions                  900,955     679,632      212,371      142,204     274,111      2,772,196
__________________________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants         (111,739)    (59,127)    (196,023)      (2,974)    (72,239)    (2,028,616)
 Administrative fees                     (2,918)     (1,787)        (827)        (450)       (877)       (22,687)
__________________________________________________________________________________________________________________
   Total disbursements                 (114,657)    (60,914)    (196,850)      (3,424)    (73,116)    (2,051,303)
__________________________________________________________________________________________________________________
Transfers from other benefit plans      328,249     194,480      214,297       33,258     137,991        558,197
__________________________________________________________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayment         266,198     268,493      (61,114)     165,448     807,104       (343,170)
__________________________________________________________________________________________________________________
Net change to plan                    1,668,306   1,299,889      263,417      395,054   1,212,934      2,103,040
Net assets available for benefits:
  Beginning of year                     669,452     630,713      514,633      209,288     352,142     19,765,528
__________________________________________________________________________________________________________________
  End of year                        $2,337,758   1,930,602      778,050      604,342   1,565,076     21,868,568
__________________________________________________________________________________________________________________

See accompanying notes to financial statements.                                           (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information (Continued from previous page)
Year ended December 31, 1998
                                        Fund Information
                                        ________________
                                         Participant
                                           Loan
                                           Fund              Total
______________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments                 --         (3,262,089)
  Interest and dividends                $  434,368          5,760,104
______________________________________________________________________
   Total investment income (loss)          434,368          2,498,015
______________________________________________________________________
Contributions:
 Employee                                       --         13,907,080
 Employer                                       --          6,487,675
______________________________________________________________________
   Total contributions                          --         20,394,755
______________________________________________________________________
Disbursements:
 Benefits paid to participants            (569,121)        (8,470,897)
 Administrative fees                            --            (96,348)
______________________________________________________________________
   Total disbursements                    (569,121)        (8,567,245)
______________________________________________________________________
Transfers from other benefit plans          83,703          5,040,096
______________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayment            658,488                 --
______________________________________________________________________
Net change to plan                         607,438         19,365,621
Net assets available for benefits:
  Beginning of year                      4,445,300         95,409,425
______________________________________________________________________
  End of year                           $5,052,738        114,775,046
______________________________________________________________________

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Year ended December 31, 1997

                                                            Fund Information
                                   ___________________________________________________________________________
                                      Airgas                   Vanguard      Vanguard
                                      Common        Vanguard  International    U.S.      Vanguard    Vanguard
                                       Stock        Explorer     Growth       Growth     500 Index  Wellington
                                       Fund           Fund       Fund          Fund        Fund       Fund
______________________________________________________________________________________________________________

Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments    $(12,303,912)   (67,801)    (93,873)     2,033,531     164,617     724,808
  Interest and dividends                 33,148     73,646      37,953        796,130      54,698   1,017,846
______________________________________________________________________________________________________________
   Total investment income (loss)   (12,270,764)     5,845     (55,920)     2,829,661     219,315   1,742,654
______________________________________________________________________________________________________________
Contributions:
 Employee                             4,861,545    131,461     282,565      2,346,444     921,431   1,778,333
 Employer                             2,657,573     26,018      27,245      1,095,611      90,052     783,713
______________________________________________________________________________________________________________
   Total contributions                7,519,118    157,479     309,810      3,442,055   1,011,483   2,562,046
______________________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants       (2,420,554)   (11,852)     (3,793)      (894,762)    (70,972)   (727,142)
 Administrative fees                   (142,602)    (6,539)       (364)       (45,805)     (1,229)    (48,773)
______________________________________________________________________________________________________________
   Total disbursements               (2,563,156)   (18,391)     (4,157)      (940,567)    (72,201)   (775,915)
______________________________________________________________________________________________________________
Transfer from other benefit plans        34,506          -           -              -           -           -
______________________________________________________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayment      (6,606,292)   590,480     605,686     14,458,531   2,338,530   8,910,047
______________________________________________________________________________________________________________
Net change to plan                  (13,886,588)   735,413     855,419     19,789,680   3,497,127  12,438,832
Net assets available for benefits:
  Beginning of year                  45,392,486          -           -              -           -           -
______________________________________________________________________________________________________________
End of year                         $31,505,898    735,413     855,419     19,789,680   3,497,127  12,438,832
______________________________________________________________________________________________________________

See accompanying notes to financial statements.                                        (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information (Continued from previous page)
Year ended December 31, 1997

                                                               Fund Information
                                    _____________________________________________________________________________
                                                    Vanguard      Vanguard     Vanguard
                                      Vanguard    LifeStrategy  LifeStrategy     Life     Vanguard
                                    LifeStrategy    Moderate    Conservative   Strategy  Total Bond    Investment
                                      Growth         Growth        Growth       Income   Market Index   Contract
                                       Fund           Fund          Fund         Fund        Fund         Fund
_________________________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments     $   6,289        3,355            72        2,070      5,356              --
  Interest and dividends               23,108       24,520        19,133        6,391      8,957       1,649,915
_________________________________________________________________________________________________________________
   Total investment income (loss)      29,397       27,875        19,205        8,461     14,313       1,649,915
_________________________________________________________________________________________________________________
Contributions:
 Employee                             332,167      351,387        75,911      128,586     93,400       1,871,166
 Employer                              40,324       17,056         6,868        8,079      9,410       1,453,325
_________________________________________________________________________________________________________________
   Total contributions                372,491      368,443        82,779      136,665    102,810       3,324,491
_________________________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants         (1,800)      (3,405)       (5,802)      (3,349)   (42,508)     (1,684,112)
 Administrative fees                     (501)        (299)         (161)         (85)      (151)        (88,111)
_________________________________________________________________________________________________________________
   Total disbursements                 (2,301)      (3,704)       (5,963)      (3,434)   (42,659)     (1,772,223)
_________________________________________________________________________________________________________________
Transfer from other benefit plans           -            -             -            -          -         508,388
_________________________________________________________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayment       269,865      238,099       418,612       67,596    277,678        (368,412)
_________________________________________________________________________________________________________________
Net change to plan                    669,452      630,713       514,633      209,288    352,142       3,342,159
Net assets available for benefits:
  Beginning of year                         -            -             -            -          -      16,423,369
_________________________________________________________________________________________________________________
  End of year                        $669,452      630,713       514,633      209,288    352,142      19,765,528
_________________________________________________________________________________________________________________

See accompanying notes to financial statements.                                          (Continued on next page)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information (Continued from previous page)
Year ended December 31, 1997
                                                            Fund Information
                                      _________________________________________________
                                                                Vanguard
                                        Fidelity    Fidelity     Money      Participant
                                        Magellan     Puritan     Market        Loan
                                          Fund        Fund       Account       Fund         Total
______________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments       $  372,572      163,522           -            -     (8,989,394)
  Interest and dividends                   4,831        2,113           -      355,986      4,108,375
______________________________________________________________________________________________________
   Total investment income (loss)        377,403      165,635           -      355,986     (4,881,019)
______________________________________________________________________________________________________
Contributions:
 Employee                                      -            -           -            -     13,174,396
 Employer                                      -            -           -            -      6,215,274
______________________________________________________________________________________________________
   Total contributions                         -            -           -            -     19,389,670
______________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants                 -            -           -     (152,574)    (6,022,625)
 Administrative fees                           -            -           -       (2,792)      (337,412)
______________________________________________________________________________________________________
   Total disbursements                         -            -           -     (155,366)    (6,360,037)
______________________________________________________________________________________________________
Transfer from other benefit plans        462,559       99,941           -       24,715      1,130,109
______________________________________________________________________________________________________
Interfund transfers, including loans
 granted, net of loan repayment      (13,015,346)  (7,746,253) (1,774,642)   1,335,821              -
______________________________________________________________________________________________________
Net change to plan                   (12,175,384)  (7,480,677) (1,774,642)   1,561,156      9,278,723
Net assets available for benefits:
  Beginning of year                   12,175,384    7,480,677   1,774,642    2,884,144     86,130,702
______________________________________________________________________________________________________
  End of year                       $          -            -           -    4,445,300     95,409,425
______________________________________________________________________________________________________

See accompanying notes to financial statements.

                           AIRGAS, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997

(1)Description of the Plan

   The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the plan agreement for more complete information.

   (a)General

       The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   (b)Contributions

      Employee:

       The Plan permits a participant to defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

      Employer:

       Contributions to the Plan by the Company are made on a matched basis and at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions upon completing a consecutive twelve-month period of employment in which an employee is credited with at least 1,000 hours of service.

       In addition to the required Company match, the Company may elect to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $3,409,641 and $3,331,831 for the years ended December 31, 1998 and 1997, respectively. The Company determines its discretionary contribution based on the overall profitability of the Company. Of that amount, the Company allocates a portion to each subsidiary based on that subsidiary's profitability. Each subsidiary then allocates its profit sharing to individual participants based on their proportionate earnings.

(1) Continued


   (c)Participant Accounts

       Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Investment Contract Fund. In addition to the above initial election, participants may elect, by calling The Vanguard Group (Vanguard), to transfer, in 1% increments of the total funds credited to their account, monies among the investment funds. Interest, dividends, and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

   (d)Participant Loans

       The plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant's  plan  balance  or $50,000.  The  minimum  loan  amount  is
       $1,000. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general purpose loans and 30 years for principal residence loans. Prime rate at December 31, 1998 was 7.75%.

   (e)Vesting

       Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

   (f)Payment of Benefits

       Upon retirement, death, or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

       Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the plan administrator.

   (g)Administrative Expenses

       All administrative expenses have been paid by the Plan participants.

(2)Recent Events

   During the plan years ended December 31, 1998 and 1997, the Company amended the Plan for the following items:

   (a)Merger of 401(k) Plans

       Effective January 1, 1997, the Keokuk Bargaining Unit 401(k) Plan, an employee benefit plan of a subsidiary of the Company, was merged with and into the Plan.

       During 1998, in connection with acquisitions completed by the Company, there were transfers in from certain 401(k) plans.

   (b)Change of Trustee and Investment Options

       Effective  January  31, 1997, the Plan changed its trustee  to  Vanguard.
       Prior to January 31, 1997, the Plan's investments were maintained by the Plan's trustee, CoreStates Bank. The Plan also changed its investment options, keeping only the Airgas Common Stock Fund and the GIC Fund (renamed the Investment Contract Fund) and adding ten Vanguard funds. Plan assets were fully transferred to the new investments by April 1997.


(3)Summary of Significant Accounting Policies

   (a)Basis of Accounting

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

   (b)Investments

       The fair values of the ten Vanguard funds are based on the net asset values per share at year-end. The Investment Contract Fund is valued at year-end contract values. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses charged by the insurance company.

       Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the plan year-end. At December 31, 1998, 3,690 plan participants were invested in the Airgas Common Stock Fund. The value per share was $8.94 at December 31, 1998.

       The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. At December 31, 1998 the Vanguard Explorer Fund had 580 plan participants invested in the fund. The value per share was $56.71 at December 31, 1998.

       The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. At December 31, 1998, the Vanguard International Growth Fund had 630 plan participants invested in the fund. The value per share was $18.77 at December 31, 1998.

(3) Continued

       Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. At December 31, 1998, the Vanguard U.S. Growth Fund had 3,075 plan participants invested in the fund. The value per share was $37.49 at December 31, 1998.

       The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. At December 31, 1998 the Vanguard 500 Index Fund had 1,476 plan participants invested in the fund. The value per share was $113.95 at December 31, 1998.

       The  Vanguard  Wellington  Fund  seeks to provide  income  and  long-term
       growth   of   capital,  without  undue  risk  to  capital,  by  investing approximately 65% of its assets in stocks and the remaining 35% in bonds. At December 31, 1998, the Vanguard Wellington Fund had 2,485 plan participants invested in the fund. The value per share was $29.35 at December 31, 1998.

       The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. At December 31, 1998, the Vanguard LifeStrategy Growth Fund has 725 plan participants invested in the fund. The value per share was $18.79 at December 31, 1998.

       The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments. At December 31, 1998, the Vanguard LifeStrategy Moderate Growth Fund had 480 plan participants invested in the fund. The value per share was $16.86 at December 31, 1998.

       The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund; international stock fund; two bond funds; and an asset allocation fund. The portfolio's asset allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments. At December 31, 1998 the Vanguard LifeStrategy Conservative Growth Fund had 257 plan participants invested in the fund. The value per share was $14.71 at December 31, 1998.

       The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund; two bond funds; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments. At December 31, 1998, the Vanguard LifeStrategy Income Fund had 164 plan participants invested in the fund. The value per share was $13.22 at December 31, 1998.

(3) Continued

       The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. At December 31, 1998, the Vanguard Total Bond Market Index Fund had 339 plan participants invested in the fund. The value per share was $10.27 at December 31, 1998.

       The Investment Contract Fund seeks to preserve the value of the participants' original investment and provide an attractive level of interest  by  investing  primarily  in  investment  contracts  issued  by insurance companies and banks, and other similar types of fixed-principal investments. It is designed to maintain a constant $1.00 share value. At December 31, 1998, 3,390 plan participants invested in Airgas Investment Contract Fund.

   (c)Use of Estimates

       The   preparation   of  the  financial  statements  in  accordance   with
       generally accepted accounting principles requires the plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for plan benefits. Actual results could differ from those estimates.


(4)Investments

   The following presents fair value of investments and the contract value of the guaranteed investment contracts fund held at December 31, 1998 and 1997:

                                         December 31, 1998
______________________________________________________________________________________________

                                                                                 Fair/Contract
Number of Shares            Investments                             Cost            Value
______________________________________________________________________________________________
                 Common Stock:
2,342,178          Airgas Common Stock Fund                      $ 29,637,729     20,933,219
______________________________________________________________________________________________
                 Mutual Funds:
   22,010          Vanguard Explorer Fund                           1,248,829      1,248,175
   78,500          Vanguard International Growth Fund               1,415,149      1,473,454
  835,092          Vanguard U.S. Growth Fund                       23,658,731     31,307,598
   76,291          Vanguard 500 Index Fund                          7,273,372      8,693,400
  548,159          Vanguard Wellington Fund                        15,818,508     16,088,469
  121,485          Vanguard LifeStrategy Growth Fund                2,079,762      2,282,700
  112,766          Vanguard LifeStrategy Moderate Growth Fund       1,763,158      1,901,235
   52,040          Vanguard LifeStrategy Conservative Growth Fund     720,101        765,504
   45,138          Vanguard LifeStrategy Income Fund                  571,866        596,726
  150,757          Vanguard Total Bond Market Index Fund            1,536,187      1,548,271
______________________________________________________________________________________________
                                                                   56,085,663     65,905,532
______________________________________________________________________________________________
                 Guaranteed Investment Contracts:
                   American International Life Assurance Co.
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                        3,018,818      3,018,818
                   John Hancock Guaranteed Investment Contract,
                    7.02%, due 5/99                                 2,187,126      2,187,126

                   Retirement Savings Trust, 5.89%                 16,514,363     16,514,363
______________________________________________________________________________________________
                                                                   21,720,307     21,720,307
______________________________________________________________________________________________
                                                                 $107,443,699    108,559,058
______________________________________________________________________________________________


                                              December 31, 1997
______________________________________________________________________________________________

                                                                                 Fair/Contract
Number of Shares            Investments                             Cost            Value
______________________________________________________________________________________________
                 Common Stock:
 2,221,025         Airgas Common Stock Fund                      $28,117,347      31,094,350
______________________________________________________________________________________________
                 Mutual Funds:
    12,886         Vanguard Explorer Fund                            782,408         712,579
    50,880         Vanguard International Growth Fund                924,657         833,923
   681,701         Vanguard U.S. Growth Fund                      17,726,029      19,564,818
    38,078         Vanguard 500 Index Fund                         3,278,787       3,429,706
   417,173         Vanguard Wellington Fund                       11,666,266      12,285,732
    39,964         Vanguard LifeStrategy Growth Fund                 634,829         641,028
    41,712         Vanguard LifeStrategy Moderate Growth Fund        614,460         617,754
    38,022         Vanguard LifeStrategy Conservative Growth Fund    510,404         509,496
    16,541         Vanguard LifeStrategy Income Fund                 203,787         205,599
    34,323         Vanguard Total Bond Market Index Fund             342,119         346,319
______________________________________________________________________________________________
                                                                  36,683,746      39,146,954
______________________________________________________________________________________________
                 Guaranteed Investment Contracts:
                   American International Life Assurance Co.
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                       3,039,105       3,039,105
                   John Hancock Guaranteed Investment Contracts,
                    5.31% to 7.02%, due 5/98 to 5/99               3,046,510       3,046,510
                   Continental Assurance Co. Guaranteed Investment
                    Contract, 6.64%, due 5/98                      2,956,124       2,956,124
                   Retirement Savings Trust, 6.17%, due 8/00      10,548,758      10,548,758
______________________________________________________________________________________________
                                                                  19,590,497      19,590,497
______________________________________________________________________________________________
                                                                 $84,391,590      89,831,801
______________________________________________________________________________________________

The average cost method is followed in determining the cost of investments sold. Purchases and sales of securities are recorded on a trade date basis.

(4)  Continued

   The average yield earned on the Investment Contract Funds was approximately 5.78% and 8.9% for the years ended December 31, 1998 and 1997, respectively. As of December 31, 1998 and December 31, 1997, interest rates ranged from 5.06% to 7.02%. The average yield earned on the Investment Contract Funds for the year ended December 31, 1997 includes the impact of the receipt of $364,000 for settlement of the Confederation Life Fund. Exclusive of this item, the average yield earned on the Investment Contract Fund for the Plan year ended December 31, 1997 was approximately 6.9%. In August 1994 the assets of Confederation Life Insurance Company were placed under the regulatory supervision of the Michigan Commissioner of Insurance. The Confederation Life Guaranteed Investment Contract (GIC) was subject to certain regulatory restrictions, and thus the plan management ceased accruing interest on the funds. In March 1997 the rehabilitation plan of the assets was finalized. The rehabilitation plan provided for receipt of 100% of the August 1994 value into the Plan plus interest earned between the liquidation plan's asset valuation date and the actual distribution date. The rehabilitation plan also provides for the distribution of certain contingent assets, such as litigation proceeds, to GIC investors in the future as they may become available.

   The following investments represent 5% or more of the net assets available for benefits at December 31, 1998 and 1997:

                                        1998            1997
                                        ____            ____

   Airgas Common Stock Fund       $  20,933,129      31,094,350
   Vanguard U.S. Growth Fund         31,307,598      19,564,818
   Vanguard 500 Index Fund            8,693,400              --
   Vanguard Wellington Fund          16,088,469      12,285,732
   Retirement Savings Trust          16,514,363      10,548,758

(5)Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated January 23, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and continues to be exempt from federal income taxes.

(6)Related Party Transactions

   The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

(7)Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.


(8)Defaulted Loans

   During the year ended December 31, 1998, there were 121 participants who were in default of their loans. Those participants were terminated employees who were deemed to receive a distribution of $397,017 in 1998. As of December 31, 1998, there are 47 participants who are active employees that are in default of their loans. Loans in the amount of $172,103 are in default and included in participant loans as of December 31, 1998.


                                Schedule 1

                         AIRGAS, INC. 401(k) PLAN
       Item 27 (a) - Schedule of Assets Held for Investment Purposes
                             December 31, 1998

Number of Shares            Investments                             Cost            Value
____________________________________________________________________________________________
                 Common Stock:
 2,342,178         Airgas Common Stock Fund                      $  29,637,729    20,933,219
____________________________________________________________________________________________

                 Mutual Funds:
    22,010         Vanguard Explorer Fund                            1,248,829     1,248,175
    78,500         Vanguard International Growth Fund                1,415,149     1,473,454
   835,092         Vanguard U.S. Growth Fund                        23,658,731    31,307,598
    76,291         Vanguard 500 Index Fund                           7,273,372     8,693,400
   548,159         Vanguard Wellington Fund                         15,818,508    16,088,469
   121,485         Vanguard LifeStrategy Growth Fund                 2,079,762     2,282,700
   112,766         Vanguard LifeStrategy Moderate Growth Fund        1,763,158     1,901,235
    52,040         Vanguard LifeStrategy Conservative Growth Fund      720,101       765,504
    45,138         Vanguard LifeStrategy Income Fund                   571,866       596,726
   150,757         Vanguard Total Bond Market Index Fund             1,536,187     1,548,271
____________________________________________________________________________________________

                                                                    56,085,663    65,905,532
____________________________________________________________________________________________

                 Guaranteed Investment Contracts:
                   American International Life Assurance Co.
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                         3,018,818     3,018,818
                   John Hancock Guaranteed Investment Contracts,
                    7.02%, due 5/99                                  2,187,126     2,187,126
                   Retirement Savings Trust, 5.89%                  16,514,363    16,514,363
____________________________________________________________________________________________
                                                                    21,720,307    21,720,307
____________________________________________________________________________________________
                 Employee loans                                      5,052,738     5,052,738
____________________________________________________________________________________________
                                                                 $ 112,496,437   113,611,796
____________________________________________________________________________________________


                                   Schedule 2

                            AIRGAS, INC. 401(k) PLAN
                Item 27(d) - Schedule of Reportable Transactions
                          Year ended December 31, 1998
         :
During the year ended December 31, 1998, the Plan had the following reportable transactions by issue:
__________________________________________________________________________________________________________________

Identity of                                          Transaction   Purchase     Selling      Cost of      Net
party involved          Description of asset           type         price        price       asset     gain (loss)
__________________________________________________________________________________________________________________

The Vanguard Group      Vanguard 500 Index Fund      Purchase     $  5,459,234          --         --         --
                                                     Sale                   --   1,618,089  1,464,828    153,261

The Vanguard Group      Vanguard U.S. Growth Fund    Purchase        9,305,836          --         --         --
                                                     Sale                   --   3,997,242  3,376,247    620,995

The Vanguard Group      Vanguard Wellington Fund     Purchase        6,612,300          --         --         --
                                                     Sale                   --   2,624,753  2,461,362    163,391

The Vanguard Group      Retirement Savings Trust     Purchase       10,241,771          --         --         --
                                                     Sale                   --   4,328,042  4,328,042         --

N/A                     Airgas Common Stock Fund     Purchase        7,949,378          --         --         --
                                                     Sale                   --   6,541,389  6,430,206    111,183
___________________________________________________________________________________________________________________
